NO ACT

16
12-22-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15005616

DIVISION OF
CORPORATION FINANCE

FEB 26 2015

Washington, DC 20549

February 26, 2015

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-26-15

Re: Abbott Laboratories
Incoming letter dated December 22, 2014

Dear Mr. Berry:

This is in response to your letters dated December 22, 2014, January 9, 2015 and January 20, 2015 concerning the shareholder proposal submitted to Abbott by Kenneth Steiner. We also have received letters from the proponent dated January 7, 2015, January 13, 2015, January 15, 2015 and January 20, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Abbott Laboratories
Incoming letter dated December 22, 2014

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Abbott may exclude the proposal under rule 14a-8(i)(6). In our view, the company does not lack the power or authority to implement the proposal. Accordingly, we do not believe that Abbott may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

Sincerely,

Matt S. McNair
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 20, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

The company January 20, 2015 letter does not address the point that owing company stock is an integral part of an Abbott Laboratories directorship. And an Abbott Laboratories directorship is an allowed connection according to the text of the resolved statement.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John A. Berry <John.Berry@abbott.com>

[ABT: Rule 14a-8 Proposal, November 12, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements. This policy should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal topic is of greater importance to Abbott Laboratories because there is no one person designated as a Lead Director. The Policy of the Council of Institutional Investors, whose members invest over $3 trillion, states: "The board should be chaired by an independent director."

A 2012 report by GMI Ratings, The Costs of a Combined Chair/CEO (See http://origin.library.constantcontact.com/download/get/file/1102561686275-208/GMIRatings_CEOChairComp_062012.pdf), found companies with an independent chair provide investors with 5-year shareholder returns nearly 28% higher than those headed by a combined Chair/CEO. The study also found corporations with a combined Chair/CEO are 86% more likely to register as "Aggressive" in their Accounting and Governance Risk (AGR®) model.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Abbott
100 Abbott Park Road
Department 032L, AP6A-2
Abbott Park, IL 60064-6011

Tel: 224.668.3591
Fax: 224.668.9492
john.berry@abbott.com



January 20, 2015

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

By letter dated December 22, 2014 ("Abbott's No-Action Request"), Abbott Laboratories ("Abbott" or the "Company") requested confirmation that the staff (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, Abbott excludes a proposal (the "Proposal") submitted by Kenneth Steiner (together with John Chevedden, his designated proxy, the "Proponent") from the proxy materials for Abbott's 2015 annual shareholders' meeting.

On January 9, 2015, we responded to the Proponent's letter dated January 7, 2015. The Proponent subsequently sent letters dated January 13, 2015 and January 15, 2015 to the SEC regarding the Proposal. The January 13 and January 15 letters do not present any new arguments.

We note that the Proponent submitted a substantively identical proposal to Pfizer Inc., requesting the board adopt a policy that the chairman be an independent director who is not a current or former employee of the company, and "whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." In its no-action request, Pfizer explained that the proposal was inherently vague, indefinite and misleading because it was unclear whether the proposal intends to restrict or not restrict stock ownership of directors. In addition, Pfizer pointed out that the proposal did not adequately disclose that the proposal could disqualify directors who comply with the company's stock ownership guidelines from serving as chairman or alternatively require the chairman to dispose of company shares. In *Pfizer Inc.* (December 22, 2014), the Staff concurred that this proposal could be excluded under Rule 14a-8(i)(3), as vague and indefinite, explaining "that, in applying this particular proposal to Pfizer, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal that the Proponent submitted to Abbott suffers from the same defects identified in the *Pfizer* no-action letter. As in *Pfizer*, the Proposal specifies an independence test that lacks clarity on whether director ownership of Abbott stock at the levels required by Abbott, and/or at levels

2289832 v1

actually owned by Abbott's current directors, would disqualify directors from being independent under the terms of the Proposal and how the Proposal would function in light of such stock ownership. There are multiple alternative interpretations of what the Proposal may mean. As a result, the Proposal is inherently vague and indefinite, and in applying it to Abbott, neither Abbott's shareholders nor Abbott would be able to determine with reasonable certainty what actions or measures the Proposal would require.

Based on the above, and as further described in Abbott's No-Action Request and Abbott's supplemental letter dated January 9, 2015, we believe that the Proposal, as applied to Abbott, may be excluded from Abbott's 2015 proxy materials pursuant to Rule 14a-8(i)(3), as well as for the other reasons described in Abbott's No-Action Request.

If the Staff has any questions, or if for any reason the Staff does not agree that Abbott may omit the Proposal from its 2015 proxy materials, please contact me at (224) 668-3591 or john.berry@abbott.com, or Jessica Paik at (224) 667-5550 or jessica.paik@abbott.com. We may also be reached by facsimile at (224) 668-9492. We would appreciate it if you would send your response by email or facsimile. The Proponent may be reached at ***FISMA & OMB Memorandum M-07-16***

Very truly yours,



John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 15, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

The company cited no evidence for director accumulation of stock to be a trigger for a director to be deemed no longer independent. The below text (emphasis added) is from the Governance Principles of another major company:

Director and Senior Executive Stock Ownership Requirements
In order **to further align the interests of nonemployee directors with the long-term interests of shareholders**, each nonemployee director should beneficially own by the end of his or her third year as a director stock or stock equivalents with a value equal to three times the annual cash retainer fee and by the end of his or her sixth year as a director stock or stock equivalents with a value equal to five times the annual cash retainer fee.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John A. Berry <John.Berry@abbott.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 13, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

The company does not explain its leap from "whose directorship constitutes his or her only connection" in *Abbott Laboratories* (Jan. 13, 2014) to "whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship" in this proposal.

If the number of shares of company stock (that all the directors are required to own) were sold at once by another shareholder, it would have a trivial impact on the $67,000,000,000 market price of company stock.

Director accumulation of stock has always been a trivial issue as far as a determination of whether a director was independent.

The 2nd company argument of "lacks the power" is not a stand-alone argument. It is dependent on the 1st company argument of "vague." Thus the 2nd company argument could be considered a moot argument.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John A. Berry <John.Berry@abbott.com>

Abbott
100 Abbott Park Road
Department 032L, AP6A-2
Abbott Park, IL 60064-6011

Tel: 224.668.3691
Fax: 224.668.9492
john.berry@abbott.com



January 9, 2015

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

By letter dated December 22, 2014 ("Abbott's No-Action Request"), Abbott Laboratories ("Abbott" or the "Company") requested confirmation that the staff (the "Staff") of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on Rule 14a-8, Abbott excludes a proposal (the "Proposal") submitted by Kenneth Steiner (together with John Chevedden, his designated proxy, the "Proponent") from the proxy materials for Abbott's 2015 annual shareholders' meeting.

By letter dated January 7, 2015 ("Proponent's Letter"), the Proponent asserted that "holding 5,000 shares of company stock is trivial compared to the 1,500,000,000 shares outstanding." This argument ignores many facts that are clearly set forth in Abbott's No-Action Request. In addition, the Proponent's analysis of what is trivial further demonstrates the ambiguity of the Proposal.

The Proponent focuses only on the minimum share ownership requirements for directors under Abbott's Governance Guidelines. However, directors can and do own shares in excess of that 5,000 share amount. For example, Abbott provides directors annual equity awards as part of their compensation. As stated in Abbott's No-Action Request:

> Non-employee directors of Abbott receive restricted stock units pursuant to the Abbott Laboratories 2009 Incentive Stock Program. Under Abbott's director compensation policy currently in effect, the value of the annual restricted stock unit award for outside directors is $135,000.

Also, as noted in Abbott's No-Action Request, directors can buy and hold Abbott shares beyond what they receive from Abbott or what they are required to own under Abbott's Governance Guidelines.

As disclosed in the Abbott No-Action Request, all of Abbott's directors own shares of Abbott stock in excess of the 5,000 share amount on which the Proponent bases his argument:

> According to Form 4s filings by Abbott directors through December 17, 2014, Abbott's outside directors collectively owned 198,411 shares of Abbott stock and restricted stock units with individual totals for director share ownership ranging between 8,451 and 41,108 shares.

As evidenced by the facts presented above, and in Abbott's No-Action Request, the argument promulgated in the Proponent's Letter is based on a level of share ownership that is below the level of share ownership held by every current Abbott director.

In addition, the Proponent's Letter itself illustrates that the question of whether share ownership by Abbott directors constitutes a non-trivial connection is inherently ambiguous. The Proponent chose to base his analysis of what level of share ownership is trivial solely by comparing Abbott's 5,000 minimum share ownership requirement to total Abbott shares outstanding. However, there are many ways in which that question can be analyzed. A viable standard for what constitutes a non-trivial connection would be to assess whether the value of Abbott share ownership is meaningful personally to the director. It is also possible that the determination of what constitutes non-trivial share ownership should be judged relative to a broad cross-section of the population, rather than to each individual director. As noted in Abbott's No-Action Request, as of December 17, 2014, the value of Abbott share ownership by directors ranged between $374,041 and $1,819,440, with an average value equaling $878,167. The Proponent's argument ignores the fact that from various perspectives, the values of share ownership by Abbott directors may not be dismissed as "trivial."

Because of alternative interpretations of what constitutes a non-trivial financial or professional connection with respect to share ownership by Abbott directors, the Proposal is inherently vague and indefinite so as to be misleading. Neither the Company's shareholders voting on the Proposal, nor the Company in implementing the Proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the Proposal required.

Furthermore, Abbott does **not** concede that the 5,000 share ownership level set forth in its Governance Guidelines is trivial, even compared to the number of Abbott shares outstanding. Abbott has established its minimum share ownership level for directors at a level that it believes is meaningful.

Based on the above, and as further described in Abbott's No-Action Request, we believe that the Proposal, as applied to Abbott, may be excluded from Abbott's 2015 proxy materials pursuant to Rule 14a-8(i)(3), as well as for the other reasons described in Abbott's No-Action Request.

If the Staff has any questions, or if for any reason the Staff does not agree that Abbott may omit the Proposal from its 2015 proxy materials, please contact me at (224) 668-3591 or john.berry@abbott.com, or Jessica Paik at (224) 667-5550 or jessica.paik@abbott.com. We may also be reached by facsimile at (224) 668-9492. We would appreciate it if you would send your response by email or facsimile. The Proponent may be reached at ***FISMA & OMB Memorandum M-07-16***

Very truly yours,



John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

Abbott
A Promise for Life

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

January 7, 2015

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Abbott Laboratories (ABT)
Independent Board Chairman
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the December 22, 2014 company request concerning this rule 14a-8 proposal.

Holding 5,000 shares of company stock is trivial compared to the 1,500,000,000 shares outstanding. The 5,000 shares equal 0.0000033333333333 of the company stock outstanding. The 5,000 shares are trivial compared to the $67,000,000,000 market capitalization of the company.

The 5,000 shares do not create a conflict of interest between a director and the holders of the other 1,500,000,000 shares of company stock.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2015 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

John A. Berry <John.Berry@abbott.com>

John A. Berry
Divisional Vice President and
Associate General Counsel

Abbott Laboratories
Securities and Benefits
Dept. 32L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6092

t 847 938 3591
john.berry@abbott.com

f 847 938 9492



December 22, 2014

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted By Kenneth Steiner

Ladies and Gentlemen:

On behalf of Abbott Laboratories ("Abbott" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, Abbott excludes a proposal submitted by Kenneth Steiner (together with John Chevedden, his designated proxy, the "Proponent") from the proxy materials for Abbott's 2015 annual shareholders' meeting. We expect to file the 2015 proxy statement in definitive form with the Commission on or about March 13, 2015.

On November 12, 2014, the Proponent submitted the following proposed resolution for consideration at our 2015 annual shareholders' meeting:

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements. This policy should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the supporting statement, as Exhibit A (the "Proposal"), and a copy of this letter is simultaneously being sent to the Proponent. I have also enclosed a copy of all additional relevant correspondence exchanged with the Proponent as Exhibit B.

Abbott believes that the Proposal may be properly omitted from Abbott's 2015 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The Proposal is impermissibly vague and indefinite and is misleading and therefore may be properly omitted under Rule 14a-8(i)(3).



A. <u>The key term "connection" is impermissibly vague and indefinite with respect to the material question of whether connection includes ownership of Abbott shares.</u>

Rule 14a-8(i)(3) permits a company to exclude a proposal if it is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in soliciting proxy materials. Under Rule 14a-8(i)(3), a proposal may be excluded from a proxy statement if it is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004) ("2004 Legal Bulletin")

The Proposal requires that Abbott's Chairman of the Board of Directors be an independent director who is not a current or former employee of Abbott and whose only nontrivial professional, familial or financial *connection* to Abbott or its chief executive officer is the directorship. While there are a few descriptive words surrounding "connection," the Proposal fails to give meaningful guidance on what constitutes a "connection." Without any such guidance, the shareholders and Abbott could have markedly different interpretations of the independence standard applicable to an independent Chairman of the Board, and neither shareholders in voting on the Proposal, nor Abbott in implementing the Proposal, would be able to identify with any reasonable certainty exactly what actions or measures would be required.

In *Abbott Laboratories* (January 13, 2014), the Staff permitted the exclusion under Rule 14a-8(i)(3) of a lead independent director proposal that we received for last year's proxy statement on the grounds that "connection" is impermissibly vague and indefinite, stating in its reply that "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The proposal that we received last year requested that the board adopt a bylaw to provide for an independent lead director where the standard of independence would be someone "whose directorship constitutes his or her only connection" to Abbott. In our no-action request for that proposal, we explained that it was unclear whether the term "connection" would encompass ownership of Abbott shares, in which case, the proposal would have the effect of disqualifying all of Abbott's directors from serving as independent lead director based on the fact that all non-employee directors receive grants of restricted stock units and are also required to hold Abbott shares pursuant to stock ownership guidelines.

As was the case in the proposal discussed in *Abbott Laboratories* (January 13, 2014), "connection" as used in the current Proposal is materially vague and indefinite with respect to a critical issue that affects every Abbott director. All of Abbott's directors are Abbott shareholders. Non-employee directors of Abbott receive restricted stock units pursuant to the Abbott Laboratories 2009 Incentive Stock Program. Under Abbott's director compensation policy currently in effect, the value of the annual restricted stock unit award for outside directors is $135,000. Abbott's Governance Guidelines (the "Guidelines") contain stock ownership guidelines requiring directors to hold 5,000 Abbott common shares within five years of joining Abbott's Board. In addition, directors can buy and hold Abbott shares beyond what they receive from Abbott or what they are required to own under Abbott's Guidelines. In fact, as disclosed in Abbott's 2014 proxy statement and Form 4 filings, the majority of Abbott's non-employee directors hold substantially more Abbott shares than required by



Abbott's Guidelines. Investors generally view stock ownership requirements as favorable because they align directors' interests with those of public shareholders. It is not clear whether or not stock ownership would be considered to be a financial or professional connection for the purposes of the Proposal. This is a significant ambiguity. If stock ownership is a connection to Abbott, the Proposal appears to disqualify all of Abbott's directors from serving as the Chairman of the Board. Because the Proposal is unclear as to whether Abbott stock ownership is an impermissible connection to Abbott for the purpose of serving as Chairman of the Board, neither Abbott nor its shareholders would understand the ramifications of what would be voted on.

The uncertainty of whether stock ownership constitutes a "connection" for the purpose of the Proposal is not a hypothetical issue. It is a very real concern based on Abbott's existing director compensation and stock ownership arrangements. Abbott requires its directors to own Abbott shares. According to Form 4s filings by Abbott directors through December 17, 2014, Abbott's outside directors collectively owned 198,411 shares of Abbott stock and restricted stock units with individual totals for director share ownership ranging between 8,451and 41,108 shares. Applying the closing stock price on the New York Stock Exchange on December 17, 2014 of $44.26 to such reported share amounts, share ownership of Abbott's outside directors would collectively be valued at $8,781,671, with individual values ranging between $374,041 and $1,819,440 and an average value equaling $878,167. In addition, some directors own stock equivalent units and/or options to purchase Abbott stock. The financial value of Abbott equity owned by Abbott's directors is an amount that would generally not be considered "nontrivial." If stock ownership is a financial and/or professional "connection" for the purposes of the Proposal, all Abbott directors would be ineligible to serve as Chairman of the Board. The indefiniteness surrounding whether "connection" as used in the Proposal includes share ownership makes the Proposal materially vague and misleading.

Because the term "connection" is so broad, Abbott and its shareholders would be unable to determine what the Proposal requires. In *Fuqua Industries, Inc.* (March 12, 1991), the Staff concluded that a shareholder proposal may be excluded where the company and the shareholders could interpret the Proposal differently such that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See also Puget Energy, Inc.* (March 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" where the proposal did not specify what was meant by "improved corporate governance" such that shareholders might not know precisely what they were voting for or against). The Staff has previously permitted exclusion of proposals similar to the Proposal, even where the "only connection" language was further supplemented by reference to a more detailed external standard. *See PG&E Corporation* (March 5, 2009)(permitting exclusion of a proposal where the standard of independence was described both by reference to the Council of Institutional Investors standard and the "only connection" language). And, as noted above, in *Abbott Laboratories* (January 13, 2014), the Staff permitted the exclusion of a lead independent director proposal where the term "connection" was impermissibly vague and indefinite so as to be misleading because "in applying this particular proposal to Abbott, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Other situations in which the Staff has permitted exclusion of shareholder proposals under Rule 14a-8(i)(3) as impermissibly vague and misleading because of failure to define key terms or otherwise provide necessary guidance on its implementation so that neither the company nor



shareholders would be able to determine with any reasonable certainty what actions or measures the proposal requires include: *AT&T Inc.* (February 21, 2014) (permitting exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities" to ensure the protection of privacy rights, where the proposal did not describe or define the meaning of "moral, ethical and legal fiduciary"); *Moody's Corp.* (February 10, 2014) (permitting exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into all of the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *General Dynamics Corp.* (January 10, 2013) and *PepsiCo, Inc.* (January 10, 2013) (Steiner) (each permitting exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where it was unclear how to apply the "pro rata" vesting provision and where other key terms such as termination and change of control were not defined); *The Boeing Co.* (January 28, 2011, *recon. granted* March 2, 2011) (permitting exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where the proposal did not sufficiently explain the meaning of "executive pay rights"); *General Motors Corp.* (March 26, 2009) (permitting exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives" or what is meant by the plural form of "CEOS"); and *Verizon Communications Inc.* (February 21, 2008) (permitting exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "industry peer group" and "relevant time period").

We acknowledge that there have been situations where the Staff has not permitted the exclusion of independent chair proposals where it was argued that the definition of nontrivial and connection were vague and indefinite terms. See *Mylan, Inc.* (January 16, 2014) and *Aetna, Inc.* (March 11, 2013). However, those no-action requests to the Staff did not address the significant vagaries of the term "connection" with respect to the question of stock ownership, which as described above, presents a very real issue for Abbott. Therefore those letters did not require the Staff to consider how the lack of clarity in the term "connection" with respect to mandatory stock ownership and director equity compensation impacts the understanding of the independent chair proposal. Accordingly, the arguments raised in the *Mylan* and *Aetna* letters are distinguishable from the basis for exclusion that Abbott is raising in this no-action request. In the current situation of applying the Proposal to Abbott, neither the shareholders nor Abbott would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires.

As drafted, Abbott shareholders will not know whether or not they are voting on a Proposal that would disqualify all Abbott directors from the position of Chairman of the Board. As a result, shareholders would not be able to make an informed decision as to whether to vote for the Proposal and Abbott would not be able to make an informed decision as to how to implement the Proposal if it were approved.

Based on the above, the Proposal, as applied to Abbott, is impermissibly vague and indefinite so as to be misleading and may be excluded from Abbott's 2015 proxy materials pursuant to Rule 14a-8(i)(3).

B. <u>The Proposal is misleading because it is subject to alternative interpretations.</u>



The Proposal is vague and indefinite because it is susceptible to multiple interpretations that are likely to confuse the Company's shareholders. The Proposal specifies that the independent Chairman of the Board's only nontrivial professional, familial or financial connection to Abbott can be his or her Abbott directorship. As discussed above, all Abbott directors are shareholders of Abbott because Abbott maintains stock ownership guidelines and because a portion of the director compensation is paid in Abbott shares. Therefore, while one interpretation of the Proposal is that it requests a Chairman of the Board who is independent, another interpretation is that the Proposal seeks to have Abbott change its director compensation program to eliminate payments in Abbott shares and to modify its director stock ownership guidelines so that directors are not required to own an amount of Abbott shares that would not be considered trivial in order to remove an impediment to eligibility to serve as Chairman of the Board as contemplated by the Proposal. It is also possible to interpret the Proposal as requesting that all of Abbott's current directors be disqualified from serving as independent Chairman of the Board. To the extent that the Proposal both seeks to require an independent Chairman of the Board while simultaneously disqualifying all current directors from serving in such capacity, the Proposal can also be interpreted as requesting the nomination and election of one of more new directors who do not own Abbott shares. These alternative interpretations render the Proposal impermissibly vague and indefinite and therefore misleading.

Furthermore, to the extent that the Proposal is a request to amend director equity compensation arrangements and stock ownership requirements, as well as seeking to mandate that the Chairman of the Board be an independent director, it violates the proxy rules by tying an independent chair proposal to a director equity compensation proposal. The proxy rules require that distinct proxy proposals must be "unbundled" when presented to and voted on by shareholders.

As a result of the alternative interpretations of the Proposal, the Proposal is impermissibly vague and indefinite so as to be misleading and may be excluded from Abbott's 2015 proxy materials pursuant to Rule 14a-8(i)(3).

II. The Proposal may be excluded pursuant to Rule 14a-8(i)(6) because Abbott lacks the power or authority to implement the Proposal.

Under Rule 14a-8(i)(6), a shareholder proposal may be excluded from the company's proxy materials if the company "would lack the power or authority to implement the proposal." Abbott believes that the Proposal is excludable under Rule 14a-8(i)(6) because Abbott cannot guarantee that a Chairman of the Board would retain his or her independent status, as defined under the Proposal, at all times, and the Proposal does not provide a clear and adequate opportunity or mechanism for Abbott to cure a violation of the standard requested in the Proposal.

In Staff Legal Bulletin No. 14C (June 28, 2005) (the "2005 Legal Bulletin"), the Staff indicated that it would permit the exclusion under Rule 14a-8(i)(6) of a shareholder proposal based on "the argument that a board of directors lacks the power to ensure that its chairman or any other director will retain his or her independence at all times." The 2005 Legal Bulletin explained that "when a proposal is drafted in a manner that would require a director to maintain his or her independence at all times, we permit the company to exclude the proposal under rule 14a-8(i)(6) on the basis that the proposal does not provide the board with an opportunity or mechanism to cure a violation of the standard requested in the proposal." The Staff has consistently permitted the exclusion of proposals



requiring the chairman of the board to be independent at all times without a cure provision. *See, e.g.*, *Time Warner Inc.* (January 26, 2010, *recon. denied* Mar. 23, 2010), *Exxon Mobil Corp.* (January 21, 2010, *recon. denied* Mar. 23, 2010); *First Mariner Bancorp* (Jan. 8, 2010, *recon. denied* March 12, 2010) (each permitting exclusion of a proposal requiring that the chairman be an independent director because "it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal.")

The Proposal requires that the Chairman of the Board be an independent director who does not have any "nontrivial professional, familial or financial connection" to Abbott or its Chief Executive Officer other than his or her directorship. Under this standard, any Abbott non-employee director who is in compliance with Abbott's stock ownership guidelines might not be considered independent because within five years of joining Abbott's Board he or she would have to own at least 5,000 common shares of Abbott. All Abbott's current directors own more than the minimum number of Abbott shares required by the stock ownership guidelines, and many of Abbott's directors own significantly more than the minimum required amount of Abbott shares. Furthermore, each Abbott non-employee director elected receives as, part of his or her equity compensation for service on the Abbott Board, vested restricted stock units under the Abbott Laboratories 2009 Incentive Stock Program, with the current value of such annual award set at $135,000. In addition, some directors also own options or stock equivalent units. Abbott directors also may purchase Abbott shares in the market. All of this creates a financial and/or professional connection for all Abbott directors that is much more than "nontrivial." As a result, all Abbott directors will fail to satisfy the independence standard requested under the Proposal. Even if the Chairman of the Board were independent under the standard requested in the Proposal (*e.g.*, the Chairman of the Board was a relatively new member of Abbott's Board, not yet in compliance with the stock ownership guidelines), it is possible that such director would be deemed not independent once he or she came into compliance. Accordingly, the Proposal presents the same defect cited in the foregoing no-action letters in that it is not within the power of Abbott or its board to ensure that the Chairman of the Board remain independent at all times and that the Proposal fails to provide a clear and adequate opportunity to cure a violation of the standard requested.

We acknowledge that the 2005 Legal Bulletin states that the Staff would not permit the exclusion of a proposal under Rule 14a-8(i)(6) "if the proposal does not require a director to maintain independence at all times or contains language permitting the company to cure a director's loss of independence, any such loss of independence would not result in an automatic violation of the standard in the proposal." We are also aware that the Staff has, in some cases, determined that an independent board chair proposal is not excludable under Rule 14a-8(i)(6) where the proposal provides for an opportunity or a mechanism to cure a violation of the standard in the proposal. *See, e.g.*, *The Walt Disney Co.* (November 24, 2004) (denying exclusion of a proposal requesting a policy that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances"). However, the independence standard and cure mechanism in *Disney* are distinguishable from the Proposal that Abbott received. In *Disney*, the proposal simply required that the chairman be an independent director "except in rare and explicitly spelled out, extraordinary circumstances," allowing the company to use its existing standard of independence and to determine when departure from the policy would be permitted. While the Disney proposal required that the circumstances for exceptions be rare and extraordinary, that proposal gave the board the flexibility to establish the circumstances of any exceptions. In contrast, the independence standard in the Proposal



is vague and indefinite, as applied to Abbott, particularly as it relates to the meaning of nontrivial financial and/or professional connections. Determining whether or not the Chairman of the Board remains independent could depend on circumstances outside of the director's or Abbott's control and could result in an automatic violation of the independence standard of the Proposal. Fluctuations in the market price of Abbott's shares will impact the value of the Abbott shares owned by Abbott directors. Increases in Abbott's share price have the potential to magnify the financial and/or professional connection of Abbott's non-employee directors to Abbott. This could create an automatic loss of independence by emphatically making a director's stock position in Abbot "nontrivial." Moreover, the cure mechanism limits the circumstances of exceptions in a vague manner, permitting departure from the Proposal only under "extraordinary circumstances *such as the unexpected resignation of the chair*." It is entirely unclear whether the situation and potential noncompliance described above would constitute an "extraordinary circumstance" comparable to "the unexpected resignation of the chair." Accordingly, the cure mechanism is unclear and fails to adequately address violations of the independence standard under the Proposal as described above. Because the Proposal would require the Chairman of the Board to retain his or her independent status, as defined under the Proposal, at all times, without providing an adequate opportunity or a mechanism for Abbott to cure a violation of the standard requested in the Proposal, Abbott believes that the Proposal may be excluded from its 2015 proxy materials pursuant to Rule 14a-8(i)(6).

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend enforcement action to the Commission if Abbott omits the Proposal from its 2015 proxy materials.

If the Staff has any questions, or if for any reason the Staff does not agree that Abbott may omit the Proposal from its 2014 proxy materials, please contact me at (224) 668-3591 or john.berry@abbott.com, or Jessica Paik at (224) 667-5550 or jessica.paik@abbott.com. We may also be reached by facsimile at (224) 668-9492. We would appreciate it if you would send your response by email or facsimile. The Proponent may be reached at ***FISMA & OMB Memorandum M-07-16***

Very truly yours,

John A. Berry

John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

Exhibit A

The Proposal

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Ms. Laura J. Schumacher
Corporate Secretary
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
Phone: 847 937-6100
Fax: 847 937-9555
FX: 847-937-3966

Dear Ms. Schumacher,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: John A. Berry <John.Berry@abbott.com>
PH: 847-938-3591
FX: 847-938-9492

[ABT: Rule 14a-8 Proposal, November 12, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements. This policy should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal topic is of greater importance to Abbott Laboratories because there is no one person designated as a Lead Director. The Policy of the Council of Institutional Investors, whose members invest over $3 trillion, states: "The board should be chaired by an independent director."

A 2012 report by GMI Ratings, The Costs of a Combined Chair/CEO (See http://origin.library.constantcontact.com/download/get/file/1102561686275-208/GMIRatings_CEOChairComp_062012.pdf), found companies with an independent chair provide investors with 5-year shareholder returns nearly 28% higher than those headed by a combined Chair/CEO. The study also found corporations with a combined Chair/CEO are 86% more likely to register as "Aggressive" in their Accounting and Governance Risk (AGR®) model.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.

Exhibit B

Correspondence

Stock Verification Correspondence

Berry, John A

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Wednesday, November 26, 2014 9:05 AM
To:	Schumacher, Laura J
Cc:	Berry, John A
Subject:	Rule 14a-8 Proposal (ABT) blb
Attachments:	CCE00002.pdf

Dear Ms. Schumacher,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden
cc: Kenneth Steiner


Ameritrade

ABT
Post-it® Fax Note 7671 | Date 11-25-14 | # of pages ▶
To Laura Schumacher | From John Chevedden
Co./Dept. | Co.
Phone # | Phone ***FISMA & OMB Memorandum M-07-16***
Fax # 847-937-3966 | Fax #
847-938-9492

November 25, 2014

Kenneth Steiner
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16*** in TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. This letter confirms that you have continuously held no less than 500 shares each of the following stocks in the above referenced account since October 1, 2013, which exceeds 13 months of continuous ownership each.

Abbott Labs (ABT)
McGraw Hill Financial (MHFI)
Dow Chemical (DOW)
Bank of America Corp (BAC)
Kate Spade & Company (KATE) formerly Fifth & Pacific Companies Inc (FNP)
Pepsico Inc (PEP)
Merck & Co Inc (MRK)
JP Morgan Chase & Co (JPM)
International Paper Inc (IP)
Ferro Corp (FOE)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Andrew P Haag
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TDA 5380 L 09/13

Acknowledgement of Proposal

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (224) 667-5550
Fax: (224) 668-9492
E-mail: jessica.paik@abbott.com



November 25, 2014

Via Federal Express & Email

Mr. John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden:

This letter acknowledges timely receipt of the shareholder proposal submitted by Kenneth Steiner, who has designated you his proxy and instructed that we direct all communications to your attention. Our 2015 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 24, 2015.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that the proponent submit verification of stock ownership. We await a proof of ownership letter verifying that Mr. Steiner has continuously owned at least $2,000 in market value, or 1%, of Abbott's securities entitled to be voted on the proposal at Abbott's annual meeting for at least one year preceding and including November 12, 2014 (the date that he submitted his proposal). Please submit this information to Abbott no later than 14 calendar days from the day you receive this letter. You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry, Abbott Laboratories

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Receipt of Proposal

Paik, Jessica

From:	***FISMA & OMB Memorandum M-07-16***
Sent:	Wednesday, November 12, 2014 10:06 PM
To:	Schumacher, Laura J
Cc:	Paik, Jessica; Berry, John A
Subject:	Rule 14a-8 Proposal (ABT)``
Attachments:	CCE00001.pdf

Dear Ms. Schumacher,

Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.

If this proposal helps to increase our stock price by a few pennies it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Ms. Laura J. Schumacher
Corporate Secretary
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
Phone: 847 937-6100
Fax: 847 937-9555
FX: 847-937-3966

Dear Ms. Schumacher,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

10-13-14
Date

cc: John A. Berry <John.Berry@abbott.com>
PH: 847-938-3591
FX: 847-938-9492

[ABT: Rule 14a-8 Proposal, November 12, 2014]

Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chairman of our Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. Our board would have discretion to deal with existing agreements. This policy should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix.

This proposal topic is of greater importance to Abbott Laboratories because there is no one person designated as a Lead Director. The Policy of the Council of Institutional Investors, whose members invest over $3 trillion, states: "The board should be chaired by an independent director."

A 2012 report by GMI Ratings, The Costs of a Combined Chair/CEO (See http://origin.library.constantcontact.com/download/get/file/1102561686275-208/GMIRatings_CEOChairComp_062012.pdf), found companies with an independent chair provide investors with 5-year shareholder returns nearly 28% higher than those headed by a combined Chair/CEO. The study also found corporations with a combined Chair/CEO are 86% more likely to register as "Aggressive" in their Accounting and Governance Risk (AGR®) model.

Please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Rule 14a-8 and related Staff Legal Bulletins do not mandate one exclusive format for text in proof of stock ownership letters. Any misleading demand for such exclusive text could be deemed a vague or misleading notice to the proponent and potentially invalidate the entire request for proof of stock ownership which is required by a company within a 14-day deadline.